UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

Commission File Number:	1-11607

CUSIP Number:	233331107

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☑ Form 10-Q	☐ Form 10-D	☐ Form N-SAR
☐ Form N-CSR

For Period Ended:	September 30, 2006

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended:

Read instruction (on back page) before preparing form. Please print or type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION

Full Name of Registrant	DTE ENERGY COMPANY

Former Name if Applicable

Address of Principal Executive Office (Street and Number)	2000 2nd Avenue

City, State and Zip Code	Detroit, Michigan 48226-1279

PART II — RULE 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☑	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)
Under Securities and Exchange Commission regulations, our interim financial statements must be reviewed by an independent public accountant in accordance with Statement of Auditing Standards No. 100, Interim Financial Information. Due to the finalization of the accounting analysis, documentation and disclosures associated with various asset impairments identified by DTE Energy within its Power and Industrial Projects business segment, we are not able to complete the financial statements for the quarterly period ended September 30, 2006 on or before the filing deadline with the Securities and Exchange Commission. The additional work also created a delay in Deloitte & Touche LLP’s, our independent registered public accounting firm, review of our financial statements. Therefore, we are unable to file the Form 10-Q by November 9, 2006 as planned without unreasonable effort or expense. We intend to file our Quarterly Report on Form 10-Q as soon as Deloitte & Touche LLP completes its review, and not later than November 14, 2006.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Peter B. Oleksiak	313	235-7134

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☑ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? ☐ Yes ☑ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
DTE ENERGY COMPANY

(Name of Registrant as Specified in Charter)
Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 9, 2006	By:	/s/ Peter B. Oleksiak
Peter B. Oleksiak
Controller

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.